Exhibit 99.1

130 E 59th St
11th Floor
New York, NY 10022

Curtis M. Selquist
Chairman
RTI Surgical, Inc.
11621 Research Circle
Alachua, FL 32615

July 27, 2016

Dear Mr. Selquist,

Congratulations on your victory against Krensavage Asset Management LLC and its efforts to protect the shareholder through our failed proxy fight. You won this time.

The $2.7 million you squandered—or roughly eight times our budget—overwhelmed our five-person firm. We pose the following questions to your newly-entrenched management:

What motivates your board to thwart shareholder rights by amending the company’s bylaws July 6 to complicate the nomination of directors?

When did you decide to cut your 2016 guidance? Would shareholders have voted differently in the proxy fight had they known you would again miss your targets?

Institutional Shareholder Services Inc. criticized a newly-installed director, Paul G. Thomas, for serving on too many boards. How will his appointment to the board of Cohera Medical, Inc. this month affect his commitment to RTI?

Does Thomas’ role as chief executive of penny stock Roka Bioscience, Inc. (NASDAQ: ROKA) detract from his efforts at RTI? How would he explain the decline of Roka stock to 91 cents from $12? Does that give him special qualifications to serve on RTI’s board?

RTI during its proxy battle claimed Krensavage lacks plans for the company. Do you grasp the irony of your disclosure July 27 that you plan to hire consultants to devise a plan? How much will you pay the consultants? Why are you hiring consultants instead of investment bankers?

Why did the company insist on squandering $2.7 million—or more than 20% of cash on hand at the end of June--on a proxy battle instead of settling with us?

Why does RTI retain Brian K. Hutchison as chief executive after more than 14 years of failed promises and eroding shareholder value? What does the July 27 earnings warning say about his grasp of the business?

How do you justify the 17-year tenure of director Peter F. Gearen?

The directors we proposed said they would consider spending their own money to buy RTI shares on the open market. Will your newly-installed directors buy shares and act like owners or will they ride the corporate gravy train?

What is the return on investment on the $57.7 million of capital improvements since the beginning 2013? The expenditures represent roughly 17% of your enterprise value, as calculated by Bloomberg. What have you purchased?

Why does the company employ “adjusted EBITDA” to evaluate performance? EBITDA provides a misleading view because, among other reasons, it ignores your massive capital spending. “Adjusted” EBITDA is even worse because it ignores other real expenses.

We look forward to your response.

Regards,

/s/ Michael P. Krensavage

Michael P. Krensavage